

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

January 19, 2017

Curtis A. Morgan
President and Chief Executive Officer
Vistra Energy Corp.
1601 Bryan Street
Dallas, Texas 75201

> **Re: Vistra Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215288**

Dear Mr. Morgan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.  Please revise your prospectus summary to minimize or eliminate duplicative disclosures. For example, your disclosures here are identical to your disclosures on page 103. Your summary should be a brief overview of the key aspects of the offering and should avoid disclosure repeated in different sections that does not enhance the quality of the information. Refer to Item 503(a) of Regulation S-K and Note 4 to Rule 421(b) under the Securities Act, as amended.

Our Company, page 1

2.  Please disclose the basis for your assertions about your competitive position within your industry. If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management's experience in the industry, if true. If applicable, please also provide independent supplemental

materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your prospectus. The following are examples only of some of your competitive position assertions:

- "[O]ur band name retail electricity provider business, TXU Energy™, which is the largest retailer of electricity in Texas. . . and maintains the highest residential customer retention rate of any text retail provider in its respective core market";

- "The balance between our retail and wholesale operations creates a uniquely integrated company that is the largest power generator and retail provider of electricity in Texas";

- "As largest retail provider in ERCOT, the only fully deregulated retail market, TXU Energy lowers risk profile of overall portfolio compared to competitors in other markets";

- "Largest generator of ERCOT electricity"; and

- "Largest REP in ERCOT."

Our Competitive Strengths

Positioned to capture upside in the attractive ERCOT market, page 10

3.      We note references to third-party sources for statistical, qualitative or comparative statements here and in other sections of your prospectus. For example, you make references to reports by the United States Energy Information Administration. Please provide copies of these source materials to us, appropriately marked to highlight the section relied upon. Please also tell us whether these reports are publicly available without cost or at a nominal expense to investors.

Reorganization and Emergence, page 15

4.      We note your chart showing the ownership structure of Vistra Energy Corp. and certain of its key subsidiaries following your emergence from bankruptcy. Please revise your chart to disclose the ownership percentages which your company and affiliates have in each entity.

5.      We note that preferred stock in Vistra Preferred Inc. is held by outside investors. Please disclose whether this class of equity holders has any voting rights or control over Vistra Preferred Inc.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 56

6.      If you continue to present pro forma financial statements, please consider providing the disclosures required by ASC 852-10-50-7(c) within the introductory narrative or the notes to your pro forma financial statements to provide your readers with greater insight into how you determined your reorganization value.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements of Vistra Energy

Plan Effects and other (Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 61

7.      We note that the pro forma entry to record the payment of the $1 billion 2016 Special Dividend was made to cash and additional paid-in-capital in adjustments (b) and (p). Please tell us why such payment was not recorded to your retained earnings (deficit) equity account since the dividend appears to have been made and approved by your board of directors subsequent to the emergence rather than as part of the Plan of Reorganization.  As part of your response, tell us whether the dividend was legally declared out of additional paid-in capital.

8.      Refer to adjustment (k) regarding the liability recorded for the Tax Receivable Agreement.  Please tell us and consider disclosing the significant assumptions used to calculate this amount, including, the period in which payments are to be made, the corporate tax rate used, and how you determined the amount of cash savings.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 79

9.      Please include discussions of the changes in your "interest expense and related charges" and "income tax benefit (expense)" line items.  Refer to Item 303 of Regulation S-K.

Debt Activity, page 87

10.     We note that your outstanding debt is subject to certain restrictive and affirmative financial covenants.  Please disclose whether you are in compliance with your outstanding restrictive and affirmative covenants.  Please refer to Section IV.C of SEC Release No. 33-8350.

Off-Balance Sheet Arrangements, page 92

11.     Please revise your disclosure to disclose any known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination or material reduction in availability to you of the off-balance sheet arrangements and the

course of action that the registrant has taken or proposed to take in response to any such circumstances.  Please refer to Item 303(a)(4)(i)(D) of Regulation S-K.

<u>Business, page 97</u>

12.     Please revise your prospectus to provide the disclosures required by Item 102 of Regulation S-K.

13.     We note that you partially attribute your predecessor's bankruptcy to the sustained decline of natural gas prices that challenged your predecessor's results of operations and cash flows resulting in an inability to support interest payments and debt maturities.  We further note that you are engaged in the same line of businesses as your predecessor before they entered bankruptcy and that the issues regarding natural gas prices appear to persist in view of the chart provided on page 71.  However, throughout your business section you describe your company as, among other things, a highly valued retail brand and "leading energy company" with a unique integrated business model that insulates you from commodity price movements and provides unique earnings stability.  Please revise this section to provide more balanced disclosure of the positive and negative aspects of your business, particularly in light of your predecessor's bankruptcy, the similarities in your business operations, and current natural gas price trends.

14.     We note your risk factor on page 37 which states your business may fluctuate on a seasonal basis as the weather changes.  Please include a discussion of the manner in which seasonality affects your business and your segments.  Please refer to Item 101(c)(1)(v) of Regulation S-K.

15.     Please disclose the sources and availability of raw materials.  Please refer to Item 101(c)(1)(iii) of Regulation S-K.

16.     We note several risk factors on pages 32-33 discussing the material risks to your company's business and financial condition associated with compliance with federal, state and local government regulations, including environmental laws.  Please revise your prospectus to include the disclosure required by Item 101(c)(1)(xii) of Regulation S-K.

<u>Our Company, page 97</u>

17.     We note your statement that you sell retail electricity and value-added services to approximately 1.7 million residential, commercial and industrial customers in Texas as of September 30, 2016.  Please revise your disclosure to quantify individually the number of customers that are residential, commercial and industrial and the revenues generated by each group as a percentage of net revenues during your last three fiscal years.

Our Integrated Business Model, page 99

18.     We note your chart highlighting the competitive advantages of your integrated business model compared to your non-integrated competitors.  Please ensure that your revised disclosure is balanced, and discloses any material disadvantages to your integrated model.

Our Competitive Strengths, page 103

19.     Please provide a discussion of the competitive conditions in the markets which you compete.  Please refer to Item 101(c)(1)(x) of Regulation S-K.

Highly Valued Retail Brand And Customer-Focused Operations, page 104

20.     We note that you state that your TXU Energy™ brand enjoys long-standing and strong brand recognition throughout ERCOT, enabling you to effectively acquire, serve and retain a broad spectrum of retail electricity customers and that your TXU Energy™ brand is viewed by customers as a symbol of a trustworthy, customer-centric, innovative and dependable electricity service.  Please disclose the importance to the segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held.  Please refer to Item 101(c)(1)(iv) or Regulation S-K.

Executive Compensation, page 121

21.     Please update the disclosure to provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2016.  Please refer to Regulation S-K Compliance and Disclosure Interpretation 117.05.

Financial Statements

22.     Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Interim Financial Statements for the Quarterly Periods Ended September 30, 2016 and 2015, page F-77

Condensed Statements of Consolidated Cash Flows, page F-84

23.     Please clearly identify the line items in your statement of cash flows that relate to your Plan of Reorganization.  Refer to ASC 852-10-45-13.

6. Impairment of Long-Lived Assets, page F-97

24.     Please tell us whether any events transpired during the nine months ended September 30, 2016 that caused you to test long-lived assets for impairment.  If so, please provide us with a summary of your analysis that concluded that no impairment was necessary.  Refer to ASC 360-10-35.  Notwithstanding the foregoing, please help us to understand and reconcile the value of your long-lived assets upon application of fresh-start accounting as seen in your pro forma financial statements to the balance of such assets as seen in your historical financial statements as of September 30, 2016.  We note that a $5.8 million valuation adjustment was recorded to write down the assets to its $4.6 million fair value. Please provide us with details of the generation plants that were written down and the basis for such adjustments, and explain why such adjustments were not appropriate prior to adoption of fresh-start accounting.  Additionally, please tell us whether assets acquired as part of the Lamar and Forney acquisition were written down as part of fresh-start accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521, Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:     Stephanie Moore, General Counsel, Vistra Energy Corp.
        Bill Howell, Esq., Sidley Austin LLP